UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 27, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

Earnings Release
(BR GAAP)

3rd QUARTER OF 2020

Table of Contents

Managerial Analysis of Results – BR GAAP

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

MANAGERIAL[1] ANALYSIS - BR GAAP	9M20	9M19	Var. 12M	3Q20	2Q20	Var. 3M
RESULTS (R$ million)						
Net interest income	38,707	35,328	9.6%	12,432	13,620	-8.7%
Fees	13,331	13,882	-4.0%	4,746	4,102	15.7%
Allowance for loan losses	(9,674)	(9,116)	6.1%	(2,916)	(3,334)	-12.5%
General Expenses[2]	(15,858)	(15,561)	1.9%	(5,375)	(5,191)	3.6%
Personnel Expenses	(6,841)	(7,047)	-2.9%	(2,256)	(2,232)	1.1%
Administrative Expenses	(9,017)	(8,513)	5.9%	(3,119)	(2,958)	5.4%
Managerial net profit[3] without extraordinary provision	11,651	10,824	7.6%	3,902	3,896	0.2%
Managerial net profit[3]	9,891	10,824	-8.6%	3,902	2,136	82.7%
Accounting net profit	9,611	10,433	-7.9%	3,811	2,026	88.2%
BALANCE SHEET (R$ million)						
Total assets	982,222	838,733	17.1%	982,222	987,679	-0.6%
Securities and Derivative Financial Instruments	249,332	213,169	17.0%	249,332	252,185	-1.1%
Loan portfolio	397,385	331,601	19.8%	397,385	382,877	3.8%
Individuals	165,044	147,876	11.6%	165,044	157,002	5.1%
Consumer finance	57,971	55,133	5.1%	57,971	56,732	2.2%
SMEs	53,335	37,963	40.5%	53,335	46,556	14.6%
Corporate	121,034	90,629	33.5%	121,034	122,587	-1.3%
Expanded Loan Portfolio[4]	491,319	408,686	20.2%	491,319	466,749	5.3%
Funding from Clients[5]	451,058	342,758	31.6%	451,058	432,294	4.3%
Deposits (demand, saving and time)	378,107	254,893	48.3%	378,107	352,118	7.4%
Equity[6]	74,839	71,993	4.0%	74,839	72,455	3.3%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized (without extraordinary provision)	21.8%	21.2%	0.6 p.p.	21.2%	21.9%	-0.7 p.p.
Return on average equity excluding goodwill[6] - annualized	18.5%	21.2%	-2.7 p.p.	21.2%	12.0%	9.2 p.p.
Return on average asset excluding goodwill[6] - annualized (without extraordinary provision)	1.6%	1.8%	-0.1 p.p.	1.6%	1.6%	0.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.4%	1.8%	-0.4 p.p.	1.6%	0.9%	0.7 p.p.
Efficiency ratio[7]	36.5%	38.5%	-2.0 p.p.	36.6%	35.7%	0.9 p.p.
Recurrence ratio[8]	84.1%	89.2%	-5.1 p.p.	88.3%	79.0%	9.3 p.p.
BIS ratio	14.86%	16.24%	-1.4 p.p.	14.86%	14.41%	0.5 p.p.
Tier I	13.6%	15.1%	-1.5 p.p.	13.6%	13.2%	0.4 p.p.
Tier II	1.3%	1.1%	0.2 p.p.	1.3%	1.2%	0.0 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	2.1%	3.0%	-0.9 p.p.	2.1%	2.4%	-0.3 p.p.
Individuals	3.0%	4.1%	-1.1 p.p.	3.0%	3.5%	-0.5 p.p.
Corporate & SMEs	0.9%	1.5%	-0.6 p.p.	0.9%	1.2%	-0.3 p.p.
Coverage ratio (over 90 days)	306.6%	180.8%	125.8 p.p.	306.6%	272.1%	34.5 p.p.
Delinquency ratio (over 60 days)	2.7%	3.8%	-1.1 p.p.	2.7%	2.8%	-0.1 p.p.
OTHER DATA						
Assets under management[9] - AUM (R$ million)	380,899	341,394	11.6%	380,899	363,862	4.7%
Branches	2,168	2,317	(149)	2,168	2,209	(41)
PABs (mini branches)	1,416	1,527	(111)	1,416	1,471	(55)
Own ATMs	12,975	13,402	(427)	12,975	13,064	(89)
Shared ATMs	23,676	23,173	503	23,676	23,385	291
Employees	45,147	49,482	(4,335)	45,147	46,348	(1,201)

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 91 million in 3Q20, R$ 110 million in 2Q20 and R$ 97 million in 3Q19.
[4] Including other credit risk transactions (debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,927 million in September 2020, R$ 1,998 million in June 2020 and R$ 1,690 million in September 2019.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. In recent years, we have repositioned the organization by strengthening our culture, establishing clear communication with our customers, tailoring our offerings and providing better service. As a result, we have grown in a profitable manner and are closer to customers, through higher satisfaction. In this way, we have built a solid balance sheet, with comfortable capital and liquidity levels to drive forward our purpose of helping people and businesses prosper. Our actions are predicated on close and lasting relationships with customers, suppliers and shareholders. Moreover, our socially responsible strategy allows us to contribute to the communities in which we operate. We are a simple, personal and fair Bank, based on the following pillars:

- From a multichannel platform, offer products and services that meet the needs of our customers, strengthening our relationships
- Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities
- Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience

We are prepared to face the cycle that begins, hinged on a culture that values speed of execution and encourages innovation. Along these lines, our new businesses continue to mature while we capture synergies in our ecosystem. In parallel, over the past few years, we have fine-tuned our core businesses with technology and a better service level, contributing to the sustainable growth of our customer base, which experienced an increase of 1.3 million active customers in one year. This performance has been recognized and is evidenced by the achievement of our highest satisfaction score in this quarter, with an NPS of 61.8 points. In addition, the industrialization of processes, allied to an unyielding focus on productivity, has enabled us to improve our efficiency ratio compared to last year, reaching the best level in our history in nine months. All of our actions are driven by sustainable guidelines, contributing to the prosperity of the country and society.

Customers

Santander SX: due to the launch of PIX in November – the Brazilian Central Bank's new instant payment solution – we introduced SX, which combines the speed and convenience of PIX with additional benefits, such as 10 days of interest-free overdraft. We were the first among private banks to start communicating with customers, in line with our stance of being transparent.

Real estate: in September we were the first private bank to hit the milestone of R$ 2 billion in origination in a single month and, as a result, we achieved a 10.6%[1] market share among individual customers. Alongside a competitive interest rate, we are pioneers in providing a digital end-to-end offer, which has reduced our lead time by 50% from the previous process and raised our NPS for this product to 75 points. Usecasa, our home-equity product, saw its origination grow 106% in one year, reaching 32.5% of market share in origination[2].

Payroll loans: as we continued to execute our strategy of growing in lower-risk products, we held the leadership in payroll loans to private companies and expanded our market share, which came to 20.5%[3] in origination, up by 1.8 p.p. YoY. Through cross-selling, this segment opened 15,000 current accounts in September. Furthermore, with a focus on improving our customer experience, digital lending accounted for 85% of new loans. With this, we continue to enjoy a high level of customer satisfaction, with an NPS of 88 points.

Cards: since last year, we have shifted the focus of our cards business to ensure profitable growth. For this reason, our efforts are concentrated on

[1] Source: Brazilian Central Bank, as of 8M20. [2] Source: ABECIP, as of 8M20. [3] Source: Brazilian Central Bank, as of August 2020.

the quality of the customer base of this product, which is highlighted by the fact that 68% of active customers are account holders, who are twice more profitable than single-product customers. With regard to customer experience, we provide the best digital self-service and payment journey through Santander Way, allowing us to produce outstanding metrics: NPS of 82 points, 60 million hits/month and 8 million active users. Moreover, we have rolled out a customer chatbot, along with the ability to track the delivery of physical cards. This quarter, total turnover (credit and debit) advanced 30.4% relative to 2Q20, showing a recovery in consumption.

Agribusiness: we strive to be close to our customers, thus we ended September 2020 with 40 Agri stores, whose average return occurs in less than 18 months – faster than a traditional store. In addition, we have 300 segment-oriented branches for agribusiness. As a result, the loan portfolio[1] amounted to R$ 22 billion this quarter.

Auto ecosystem: we remain leaders in the automotive sector, with a market share of 25.3%[2] among individuals. Maintaining this position is only possible thanks to our pioneering approach to individual risk management and by delivering the best customer experience, with a fully digital financing solution. This quarter, we held the "Webmotors Mega Sale," contributing to Santander Auto's insurance sales, as well as financing origination. Also, through cross-selling, this segment opened 18,000 current accounts in September. We underscore the reach and strength of Webmotors, which achieved the mark of 360,000 vehicles listed, generated 2 million leads and ran 248,000 financing simulations per month.

Getnet: we provide physical and digital solutions in an innovative and efficient way, enabling our market share to hit 13.1%[3] in 2Q20, up by 2.3 p.p. in twelve months. In the third quarter of 2020, we conducted a joint initiative involving the commercial teams of Santander and Getnet, which helped us to increase the number of partner establishments across all channels. As a result, our active base totaled 851,000 customers, representing a 17% rise in the year. Turnover climbed 32% in the year, amounting to R$ 69 billion in the quarter, three times higher than the market growth rate. By strengthening our multiservice platform, we believe in a potential market share of 15% at the end of 2020. Finally, we highlight our lowest cost per transaction in the industry, which contributes to our profitability.

SME: during the quarter, we granted R$ 9.9 billion in credit through government programs, thereby supporting the segment. Moreover, "Copiloto Santander" continues to enjoy good acceptance among customers, since it is a tool that streamlines business management by providing inventory control, payment records and cash flow access, among other functionalities.

Wholesale (SC&IB): we are committed to increasing customer transactionality and, to that end, we have expanded our operations into new markets, such as energy trading, in which we are already among the five largest players in the country in just one year. We have also launched our agricultural commodities desk, which is currently a leader in this market. Additionally, we were pioneers in the CBIOs market and achieved a 80% market share, considering B3's underwritten volume. In Project Finance, we continue to have a prominent position, with R$ 220 billion in project investments. Lastly, we highlight that we are a benchmark as the largest foreign exchange platform in the country (according to the Brazilian Central Bank ranking), once again leading the industry by allowing business customers to close exchange contracts in an entirely digital way.

Customer satisfaction: fueled by our commercial transformation, culture and brand strengthening, we have been able to consistently expand our customer base over the last five years. At the end of September 2020, we had a total of 27.3 million active customers, an increase of 71% relative to September 2015. This growth was accompanied by better levels of customer satisfaction, as our NPS achieved 61.8 points – a rise of 3.8 points in twelve months and the best score since we started using this measurement tool.

Total Active customers | million


+5%
25.9
26.8
27.3
Sep-19
Jun-20
Sep-20

[1] Loan portfolio according to Febraban's ranking criteria. [2] Source: Brazilian Central Bank, as of August 2020. [3] Source: ABECS, as of 2Q20, disregarding "coronavouchers."

Loyal customers | million


+8%
5.5
5.7
6.0
Sep-19
Jun-20
Sep-20

Digital customers | million


+13%
13.4
14.5
15.2
Sep-19
Jun-20
Sep-20

Bantech

We are constantly capturing business opportunities and advancing into new market niches.

- **Sim:** a fully digital lending platform for individuals. We provide personal loans with the possibility of using a vehicle (cars and motorcycles) as collateral. Additionally, we started a consumer finance line of credit through partnerships. Our ambition is to reach a loan portfolio of R$ 10 billion in five years.
- **emDia:** an online debt renegotiation platform, with quick registration and easy navigation. The service is available 24 hours a day, 7 days a week. We have already added a total of 3.3 million customers, with R$ 20 million in renegotiated volume.
- **Ben:** we have innovated the corporate benefits industry and made it to breakeven in May 2020. The evolution of this business led us to achieve more than 310,000 partner establishments, over 1,000 HR customers and more than 164,000 cards.
- **Santander Auto:** a fully digital auto insurance solution that uses big data for pricing. Our penetration in Santander Financiamentos has reached 15.6%, exceeding initial expectations.
- **Toro and Pi:** in September 2020 we announced the acquisition[1] of a 60% stake in Toro, which will add value due to its expertise in equities. We believe that by combining these businesses we will be in a better position to offer customers a digital brokerage with complete investment solutions.

Sustainable Businesses

We acknowledge our responsibility as a financial institution to support society and contribute to the country's economic growth. This attitude is incorporated into our culture and is transversal to business. In this sense, we highlight the following initiatives:

- Relaunch of the Ethical Fund, managed by Santander Asset Management, which applies a proprietary methodology with local and global sustainability criteria analysis.
- Launch of a R$ 5 billion credit line for new investments in water and sanitation.
- Coordination of the second sustainability-linked bond transaction in the world, amounting to US$ 750 million.
- Together with our employees and customers, we raised R$ 7.2 million in donations for the "Mães da Favela" project, helping 26,000 families. We also launched the 2020 edition of "Amigo de Valor," a program that supports children and adolescents at risk.
- We continued our discussions on the plan to promote sustainable development in the Amazon, alongside two other private banks. A total of 10 measures have been established, aiming at environmental conservation and bioeconomic development, sustainable infrastructure investment, as well as to safeguard the rights of the population in the region.

In September 2020, we reached R$ 19.3 billion in social and environmental enterprises[2] made possible.

[1] The conclusion of the deal is subject to applicable regulatory approvals. [2] Considering disbursements for renewable energy projects, sustainable agribusiness, Prospera Santander Microfinance, Project Finance (renewable energy), other social and environmental businesses, student loans (medical school), ESG-linked loans, participation in Green/Transition Bonds structuring and advisory, and Project Finance advisory (renewable energy).

Executive Summary

RESULTS

This quarter, we underscore the rebound in commercial activity, driven by employee engagement and our rapid adaptation to current circumstances. Thus, in terms of risks, our loan portfolio expanded both annually and quarterly, highlighted by growth in our retail segment. This performance was accompanied by quality indicators under control. Total revenue increased in the first nine months of 2020 compared to the same period last year, fueled by the resumption of customer transactions in the quarter, boosting fees. At the same time, we continued to move forward with the strategy of industrializing our business, which helped boost productivity and reflected well in our efficiency ratio, as it achieved the best level in nine months.

Managerial net profit

reached R$ 9,891 million in the first nine months of the year, down by 8.6% in twelve months and up by 82.7% in three months. Excluding the effect of the extraordinary provision booked in 2Q20, net profit amounted to R$ 11,651 million, rising 7.6% in twelve months and 0.2% in three months.

Total revenues

were R$ 52,038 million in the 9M20, growth of 5.7% in twelve months and down by 3.1% in three months.

Net interest income totaled R$ 38,707 million in the first nine months of 2020, a 9.6% rise in twelve months, mainly owing to a positive performance by the market margin. The customer margin was favorably impacted by higher volumes, which was offset by the lower working capital revenue. In three months, net interest income declined by 8.7%, attributed to a decrease in market margin gains and a reduction in the customer margin, affected by spread, mix, and weaker gains from working capital revenue, given the reduced volumes and lower CDI interbank rate in the period.

Fees came to R$ 13,331 million in the nine-month period ended September 30th, down by 4.0% from the same period a year ago, influenced by lower customer transactionality, particularly in cards and acquiring services. In three months, fees registered an increase of 15.7%, with positive contributions from all lines, especially cards and acquiring services, thanks to the larger base of account holders, as well as securities placement, custody and brokerage services.

Profitability

The return on average equity (ROAE), adjusted for goodwill, hit 18.5% in the nine months of 2020, a reduction of 2.7 p.p. in twelve months and growth of 9.2 p.p. in the quarter. Excluding the extraordinary provision expense in 2Q20, ROAE reached 21.8% in the year to date, up by 0.6 p.p. in twelve months. In the quarter, ROAE came to 21.2%, or 0.7 p.p. lower in three months.

Allowance for loan losses

were R$ 12,874 million in the year-to-date period, climbing 41.2% in twelve months and falling 55.4% in three months. Disregarding the extraordinary provision expense recorded in 2Q20, allowance for loan losses would have totaled R$ 9,674 million in nine months, expanding by 6.1% in twelve months and declining by 12.5% in three months.

General expenses

totaled R$ 15,858 million in the first nine months of 2020, an increase of 1.9% in twelve months, but a slower growth pace than total revenues over the same period. Part of this result can be attributed to higher data processing expenses, which was mitigated by lower personnel expenses. In three months, general expenses rose by 3.6% given higher administrative expenses, largely due to data processing and personnel expenses, affected by the collective bargaining agreement that went into effect in September.

The efficiency ratio reached 36.5% in the year to date, down by 2.0 p.p. in twelve months, as a result of our continued focus on productivity.

BALANCE SHEET AND INDICATORS

The total loan portfolio

amounted to R$ 397,385 million in the first nine months of the year, which is 19.8% higher than the same period last year (or up by 16.9% excluding the exchange rate fluctuation effect), with positive performances across all segments. In three months, the portfolio increased by 3.8% (or a 3.5% rise disregarding the exchange rate fluctuation), mostly driven by individuals (+5.1%) and SMEs (+14.6%).
Our share in the credit market hit 10.4% at the end of August 2020, advancing 0.67 p.p. in twelve months and receding by 0.15 p.p. in three months.

The portfolio of deferred loans totaled R$ 46.7 billion in the quarter, of which R$ 3.2 billion has already been amortized when compared to the 2Q20 amount.

The expanded loan portfolio reached R$ 491,319 million, growing 20.2% in twelve months and 5.3% over the previous quarter.

Funding from clients

Funding from clients came to R$ 451,058 million at the end of September, an expansion of 31.6% in twelve months, explained by the increase in demand and time deposits. In three months, customer funding went up by 4.3%, primarily owing to time deposits.

Total equity

excluding goodwill balance in the amount of R$ 1,927 million, stood at R$ 74,839 million in September 2020, meaning growth of 4.0% in twelve months and 3.3% in three months.

Quality indicators

The over-90-day delinquency ratio was 2.1% in 3Q20, declining by 0.9 p.p. in annual terms and 0.3 p.p. in the quarterly comparison. The contraction observed in both periods was due to falls among individuals as well as in the corporate & SME segments, coupled with the impact from loan deferrals.

Considering the extraordinary provision booked in 2Q20, the cost of credit in the first nine months of the year reached 4.0%, or 0.7 p.p. higher than the same period a year earlier. In three months, it came to 2.6%, an improvement of 3.4 p.p. Disregarding the effect of the extraordinary provision expense, the cost of credit would have been 3.0% in the year-to-date period, decreasing by 0.3 p.p. in twelve months and 0.5 p.p. in three months.

The coverage ratio was 307% in September 2020, climbing 125.8 p.p. in twelve months and 34.5 p.p. in three months, illustrating the strength of our balance sheet in view of the current macroeconomic environment.

Capital indicators

The BIS ratio reached 14.9% at the end of the third quarter, a reduction of 1.37 p.p. in twelve months and a rise of 0.45 p.p. in three months.

Our capital indicators remain at comfortable levels.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS[1] *(R$ million)*	9M20	9M19	Var. 12M	3Q20	2Q20	Var. 3M
Net Interest Income	**38,707**	**35,328**	**9.6%**	**12,432**	**13,620**	**-8.7%**
Allowance for Loan Losses	(9,674)	(9,116)	6.1%	(2,916)	(3,334)	-12.5%
Net Interest Income after Loan Losses	**29,033**	**26,212**	**10.8%**	**9,516**	**10,286**	**-7.5%**
Fees	13,331	13,882	-4.0%	4,746	4,102	15.7%
General Expenses	(15,858)	(15,561)	1.9%	(5,375)	(5,191)	3.6%
Personnel Expenses + Profit Sharing	(6,841)	(7,047)	-2.9%	(2,256)	(2,232)	1.1%
Administrative Expenses[2]	(9,017)	(8,513)	5.9%	(3,119)	(2,958)	5.4%
Tax Expenses	(3,063)	(3,081)	-0.6%	(1,062)	(948)	12.1%
Investments in Affiliates and Subsidiaries	25	35	-29.0%	15	2	576.3%
Other Operating Income/Expenses	(5,516)	(5,734)	-3.8%	(1,441)	(2,228)	-35.3%
Operating Income	**17,952**	**15,754**	**14.0%**	**6,399**	**6,024**	**6.2%**
Non Operating Income	84	(93)	n.a.	16	32	n.a.
Net Profit before Tax	**18,036**	**15,661**	**15.2%**	**6,415**	**6,055**	**5.9%**
Income Tax and Social Contribution	(6,284)	(4,568)	37.6%	(2,484)	(2,129)	16.7%
Minority Interest	(101)	(269)	-62.4%	(28)	(30)	-6.8%
Net Profit w/o extraordinary provision	**11,651**	**10,824**	**7.6%**	**3,902**	**3,896**	**0.2%**
Extraordinary provision expense	(3,200)	-	-	-	(3,200)	-
Income Tax	1,440	-	-	-	1,440	-
Net Proft	**9,891**	**10,824**	**-8.6%**	**3,902**	**2,136**	**82.7%**

[1] Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28
[2] Excluding 100% of the goodwill amortization expense

Net Interest Income

Net interest income totaled R$ 38,707 million in the first nine months of 2020, advancing 9.6% in twelve months (or R$ 3,379 million) mostly due to the good performance of the market margin. In three months, net interest income decreased by 8.7%, affected by reductions in both the customer and market margins.

Revenues from customer operations increased by 0.8% in the year, attributable to growth in the product margin, thanks to stronger volumes and mix, despite the tighter spreads, which was offset by the drop in working capital revenues given the lower benchmark interest rate in the period and weaker volumes. In three months, the margin with customers went down by 4.5%, owing to the reduction in working capital revenues and product margin, impacted by spreads and the mix effect.

The market margin came to R$ 6,312 million in the 9M20, climbing 96.9% in twelve months. In three months, this revenue fell 26.7%.


Net Interest Income
R$ million
3.4%
-8.7%
12.4%
11.7%
11.3%
10.9%
10.2%
12,028
1,102
10,927
12,605
1,718
10,888
12,655
1,823
10,833
13,620
2,591
11,029
12,432
1,899
10,533
3Q19
4Q19
1Q20
2Q20
3Q20
Customers
Market activities
spread (Annualized)

NET INTEREST INCOME *(R$ million)*	9M20	9M19	Var. 12M	3Q20	2Q20	Var. 3M
Net Interest Income	**38,707**	**35,328**	**9.6%**	**12,432**	**13,620**	**-8.7%**
Customers	**32,395**	**32,123**	**0.8%**	**10,533**	**11,029**	**-4.5%**
Product Margin	31,116	30,120	3.3%	10,207	10,678	-4.4%
Average Volume	384,197	318,873	20.5%	397,081	391,935	1.3%
Spread (Annualized)	10.8%	12.6%	-1.8 p.p.	10.2%	10.9%	-0.7 p.p.
Working Capital	1,280	2,003	-36.1%	326	351	-7.0%
Market activities	**6,312**	**3,205**	**96.9%**	**1,899**	**2,591**	**-26.7%**

Fees – Revenues from Banking Services

Revenues from banking services and fees amounted to R$ 13,331 million in the first nine months of the year, a decline of 4.0% in twelve months, explained by lower customer transactionality, especially in the second quarter of 2020, as a result of the ongoing scenario. In three months, revenues from banking services and fees were 15.7% higher, with positive performances across all lines, particularly cards and acquiring services, as well as securities placement, custody and brokerage services.

Cards and acquiring service fees were R$ 4,080 million in the year, down by 12.2% due to the decrease in transactions, particularly in 2Q20. In the quarter, these fees grew 17.6%, with positive contributions from both issuer and acquirer revenues, showing a recovery in consumption.

Current account service fees totaled R$ 2,908 million in the 9M20, up by 1.8% in twelve months, driven by the expansion of our active customer base in the period. In three months, these fees rose by 8.4% thanks to stronger transactionality and the alignment of our service package strategy with market practices.

Insurance fees reached R$ 2,210 million in the year-to-date period, a reduction of 3.3% in twelve months, largely stemming from weaker sales of credit life insurance. Compared to the previous quarter, these fees expanded by 4.2%.

Asset management fees came to R$ 740 million in the first nine months of 2020, declining by 8.3% in the annual comparison. In three months, these fees were 15.6% higher, led by revenues from consortium management, owing to increased advertising campaigns.

Securities placement, custody and brokerage fees amounted to R$ 838 million in the year to date, up by 8.3% in twelve months. In three months, these fees saw a rise of 65.4% given stronger securities placement activities.


Fees
R$ million
0.3%
15.7%
4,730
4,803
4,482
4,102
4,746
%
32
21
16
7
8
16
33
21
17
8
8
13
31
21
17
8
8
14
30
23
17
7
8
14
31
22
16
8
8
17
3Q19
4Q19
1Q20
2Q20
3Q20
Cards and Acquiring
Current Account Services
Insurance Fees
Lending Operations
Collection Services
Other Fees Revenues¹

¹ Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11

FEES INCOME *(R$ million)*	9M20	9M19	Var. 12M	3Q20	2Q20	Var. 3M
Cards and Acquiring	4,080	4,646	-12.2%	1,448	1,231	17.6%
Insurance fees	2,210	2,285	-3.3%	745	715	4.2%
Current Account Services	2,908	2,856	1.8%	1,022	942	8.4%
Asset Management	740	808	-8.3%	262	227	15.6%
Lending Operations	1,049	1,016	3.2%	378	307	23.1%
Collection Services	1,086	1,134	-4.2%	369	343	7.6%
Placement, Custody and Brokerage of Securities	838	774	8.3%	361	218	65.4%
Other	420	363	15.7%	162	119	36.2%
Total	**13,331**	**13,882**	**-4.0%**	**4,746**	**4,102**	**15.7%**

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization (ex-goodwill), were R$ 15,858 million in the first nine months of the year, up by 1.9% in twelve months, attributed to higher administrative expenses. In three months, general expenses increased by 3.6%.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 13,899 million in the year to date, or growth of 0.9% compared to the same period last year. In three months, these expenses rose by 3.4%.

Personnel expenses, including profit-sharing, amounted to R$ 6,841 million in the 9M20, decreasing by 2.9% in twelve months owing to lower expenses, especially those related to compensation, labor charges and benefits. In three months, these expenses experienced a 1.1% rise, impacted by the collective bargaining agreement applied to the Company's total salary base since September 2020.

Administrative expenses, excluding depreciation and amortization, totaled R$ 7,058 million in the first nine months of the year, climbing 4.8% in twelve months. In three months, these expenses expanded by 5.6%. The performance in both periods can be attributed to higher data processing expenses, given the development of projects and maintenance of software licenses. In addition, outsourced and specialized technical services increased by 1.8% in twelve months.

Depreciation and amortization expenses, excluding the goodwill effect, were R$ 1,959 million in the 9M20, growing 10.1% in twelve months. In three months, these expenses went up by 4.9%.


Expenses
R$ million
2.2%
3.6%
5,258
606
4,652
5,678
632
5,046
5,293
626
4,667
5,191
651
4,540
5,375
683
4,692
3Q19
4Q19
1Q20
2Q20
3Q20
General Expenses
Depreciation and Amortization (ex-goodwill)

The ratio hit 36.5% in the first nine months of the year, falling 2.0 p.p. in twelve months to the best level in this year. This performance evidences our commitment to productivity and results from our strategy of industrializing our processes. In the quarter, the ratio reached 36.6%.

Efficiency Ratio


38.4%
40.1%
37.2%
35.7%
36.6%
3Q19
4Q19
1Q20
2Q20
3Q20

EXPENSES' BREAKDOWN *(R$ million)*	**9M20**	**9M19**	**Var. 12M**	**3Q20**	**2Q20**	**Var. 3M**
Outsourced and Specialized Services	1,785	1,753	1.8%	613	596	2.8%
Advertising, promotions and publicity	418	447	-6.6%	142	152	-6.9%
Data processing	2,061	1,801	14.4%	740	655	13.0%
Communications	293	309	-5.1%	99	99	-0.1%
Rentals	604	592	2.1%	200	195	2.4%
Transport and Travel	78	140	-44.0%	20	18	11.5%
Security and Surveillance	434	455	-4.6%	142	140	1.5%
Maintenance	230	185	24.1%	83	78	6.4%
Financial System Services	244	218	12.1%	76	76	-0.4%
Water, Electricity and Gas	142	160	-11.0%	41	45	-10.6%
Material	54	38	43.5%	9	29	-70.0%
Other	714	637	12.1%	273	224	21.9%
Subtotal	**7,058**	**6,734**	**4.8%**	**2,436**	**2,308**	**5.6%**
Depreciation and Amortization[1]	1,959	1,779	10.1%	683	651	4.9%
Total Administrative Expenses	**9,017**	**8,513**	**5.9%**	**3,119**	**2,958**	**5.4%**
Compensation[2]	4,533	4,649	-2.5%	1,503	1,493	0.7%
Charges	1,162	1,194	-2.7%	386	361	7.0%
Benefits	1,069	1,151	-7.1%	345	358	-3.7%
Training	33	44	-25.0%	8	9	-16.2%
Other	44	8	441.9%	14	11	27.5%
Total Personnel Expenses	**6,841**	**7,047**	**-2.9%**	**2,256**	**2,232**	**1.1%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	13,899	13,781	0.9%	4,692	4,540	3.4%
Total General Expenses	**15,858**	**15,561**	**1.9%**	**5,375**	**5,191**	**3.6%**

[1] Excluding 100% of the goodwill amortization expenses, which totaled R$ 91 million in 3Q20, R$ 110 million in 2Q20 and R$ 97 million in 3Q19
[2] Including Profit-Sharing

Allowance for Loan Losses

Allowance for loan losses came to R$ 12,874 million in the first nine months of 2020, advancing 41.2% in twelve months and declining by 55.4% in three months. It is worth noting that these comparisons were impacted by the extraordinary provision of R$ 3.2 billion booked in 2Q20, in light of the recent macroeconomic deterioration. Disregarding this effect, allowance for loan losses totaled R$ 9,674 million in the year, an expansion of 6.1% in twelve months and a reduction of 12.5% in three months. This performance is explained by the end-to-end improvements that we have made over the last few quarters, including the enhancement of our mathematical models, higher quality origination and multichannel evolution for credit recovery.

Provision for loan losses were R$ 14,935 million in the nine-month period ended September 30th, up by 39.3% in twelve months and down by 48.2% in the quarter. If we were to disregard the extraordinary provision expense, this line would have amounted to R$ 11,735 million in the 9M20, an increase of 9.4% in the year and a decrease of 7.2% in the quarter.

Income from the recovery of written-off loans totaled R$ 2,061 million, growth of 28.3% in the year and 17.8% in the quarter, attributable in part to the improvement of our recovery channels, as noted above.


Allowance for loan losses[1]
R$ million
3.4%
3.0%
3.2%
6.0%
2.6%
3.1%
-7.5%
-55.4%
6,534
3,152
2,983
3,424
3,200
2,916
3,723
3,585
3,936
4,045
3,754
(571)
(602)
(513)
(711)
(837)
3Q19
4Q19
1Q20
2Q20
3Q20
Extraordinary provision for loan losses
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit without extraordinary provision
Cost of credit
[1]Included sureties provisions.

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 5,516 million in the first nine months of 2020, reducing by 3.8% in twelve months and 35.3% in three months.

OTHER OPERATING INCOME (EXPENSES) *(R$ million)*	9M20	9M19	Var. 12M	3Q20	2Q20	Var. 3M
Expenses from credit cards	(2,194)	(2,561)	-14.3%	(772)	(694)	11.2%
Net Income from Capitalization	417	389	7.1%	169	122	39.0%
Provisions for contingencies[1]	(1,123)	(1,508)	-25.5%	(335)	(436)	-23.3%
Other	(2,616)	(2,054)	27.4%	(504)	(1,220)	-58.7%
Other operating income (expenses)	**(5,516)**	**(5,734)**	**-3.8%**	**(1,441)**	**(2,228)**	**-35.3%**

[1] Including tax, civil and labor provisions

Balance Sheet

Total assets reached R$ 982,222 million at the end of September 2020, representing growth of 17.1% in twelve months and a 0.6% decrease in three months. Total equity stood at R$ 76,766 million in the same period. Disregarding the goodwill balance, total equity was R$ 74,839 million.

ASSETS *(R$ million)*	Sep-20	Sep-19	Var. 12M	Jun-20	Var. 3M
Current Assets and Long-term Assets	**968,524**	**825,938**	**17.3%**	**973,953**	**-0.6%**
Cash and Cash Equivalents	**15,338**	**10,307**	**48.8%**	**22,655**	**-32.3%**
Interbank Investments	**59,400**	**36,193**	**64.1%**	**49,272**	**20.6%**
Money Market Investments	49,015	27,141	80.6%	41,017	19.5%
Interbank Deposits	6,503	4,113	58.1%	4,954	31.3%
Foreign Currency Investments	3,882	4,940	-21.4%	3,301	17.6%
Securities and Derivative Financial Instruments	**249,332**	**213,169**	**17.0%**	**252,185**	**-1.1%**
Own Portfolio	108,731	80,676	34.8%	92,196	17.9%
Subject to Repurchase Commitments	72,162	92,828	-22.3%	87,806	-17.8%
Posted to Central Bank of Brazil	1,953	1,978	-1.3%	2,279	n.a.
Pledged in Guarantees	21,364	16,320	30.9%	25,218	-15.3%
Other	45,121	21,366	111.2%	44,686	1.0%
Interbank Accounts	**85,145**	**92,671**	**-8.1%**	**80,345**	**6.0%**
Restricted Deposits:	56,735	71,576	-20.7%	57,449	-1.2%
-Central Bank of Brazil	56,379	71,290	-20.9%	57,132	-1.3%
-National Housing System	355	285	24.4%	317	11.9%
Other	28,411	21,095	34.7%	22,895	24.1%
Interbranch Accounts	**4**	-	**n.a.**	-	**n.a.**
Lending Operations	**372,688**	**308,243**	**20.9%**	**357,943**	**4.1%**
Lending Operations	397,688	326,485	21.8%	383,338	3.7%
Lending Operations Related to Assignment	-	-	n.a.	-	n.a.
(Allowance for Loan Losses)	(25,001)	(18,241)	37.1%	(25,394)	-1.6%
Other Receivables	**184,248**	**162,782**	**13.2%**	**208,866**	**-11.8%**
Foreign Exchange Portfolio	109,884	105,010	4.6%	135,380	-18.8%
Income Receivable	45,894	27,812	65.0%	46,365	-1.0%
Other	28,470	29,960	-5.0%	27,120	5.0%
Other Assets	**2,370**	**2,573**	**-7.9%**	**2,624**	**-9.7%**
Permanent Assets	**13,698**	**12,794**	**7.1%**	**13,726**	**-0.2%**
Temporary Assets	**382**	**366**	**4.3%**	**359**	**6.5%**
Fixed Assets	**6,987**	**6,928**	**0.8%**	**7,037**	**-0.7%**
Intangibles	**6,330**	**5,500**	**15.1%**	**6,330**	**0.0%**
Goodwill net of amortization	1,927	1,690	14.0%	1,998	-3.5%
Other Assets	4,402	3,810	15.6%	4,332	1.6%
Total Assets	**982,222**	**838,733**	**17.1%**	**987,679**	**-0.6%**
Goodwill (net of the amortization)	1,927	1,690	14.0%	1,998	-3.5%
Total Assets (excluding goodwill)	**980,295**	**837,043**	**17.1%**	**985,681**	**-0.5%**

LIABILITIES *(R$ million)*	Sep-20	Sep-19	Var. 12M	Jun-20	Var. 3M
Current Liabilities and Long-term Liabilities	**903,725**	**763,053**	**18.4%**	**911,647**	**-0.9%**
Deposits	**384,218**	**258,109**	**48.9%**	**358,061**	**7.3%**
Demand Deposits	43,414	22,191	95.6%	39,497	9.9%
Savings Deposits	59,443	47,341	25.6%	55,756	6.6%
Interbank Deposits	6,111	3,114	96.2%	5,943	2.8%
Time Deposits and Others	275,249	185,463	48.4%	256,866	7.2%
Money Market Funding	**119,163**	**122,638**	**-2.8%**	**124,920**	**-4.6%**
Own Portfolio	70,966	91,840	-22.7%	83,077	-14.6%
Third Parties	5,500	7,257	-24.2%	15,288	-64.0%
Free Portfolio	42,697	23,541	81.4%	26,556	60.8%
Funds from Acceptance and Issuance of Securities	**73,549**	**89,321**	**-17.7%**	**81,831**	**-10.1%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	60,434	77,443	-22.0%	66,256	-8.8%
Funding from Certificates of Structured Operations	2,636	3,018	-12.7%	3,596	-26.7%
Securities Issued Abroad	9,354	7,367	27.0%	10,882	-14.0%
Other	1,125	1,492	-24.6%	1,096	2.6%
Interbank Accounts	**2,508**	**3,589**	**-30.1%**	**2,040**	**22.9%**
Interbranch Accounts	**4,166**	**4,258**	**-2.2%**	**3,996**	**4.2%**
Borrowings	**55,853**	**53,172**	**5.0%**	**53,413**	**4.6%**
Domestic Onlendings - Official Institutions	**12,355**	**12,255**	**0.8%**	**12,067**	**2.4%**
National Economic and Social Development Bank (BNDES)	7,414	6,458	14.8%	6,990	6.1%
National Equipment Financing Authority (FINAME)	4,527	4,981	-9.1%	4,598	-1.6%
Other Institutions	415	817	-49.3%	479	-13.5%
Derivative Financial Instruments	**38,521**	**20,564**	**87.3%**	**41,639**	**-7.5%**
Other Payables	**213,391**	**199,146**	**7.2%**	**233,680**	**-8.7%**
Foreign Exchange Portfolio	108,996	106,752	2.1%	137,977	-21.0%
Tax and Social Security	6,982	6,671	4.7%	8,154	-14.4%
Debt Instruments Eligible to Compose Capital	14,474	10,686	35.5%	13,822	4.7%
Other	82,939	75,038	10.5%	73,727	12.5%
Deferred Income	**577**	**277**	**108.3%**	**476**	**21.3%**
Minority Interest	**1,154**	**1,719**	**-32.8%**	**1,103**	**4.6%**
Equity	**76,766**	**73,683**	**4.2%**	**74,453**	**3.1%**
Total Liabilities	**982,222**	**838,733**	**17.1%**	**987,679**	**-0.6%**
Equity (excluding goodwill)	**74,839**	**71,993**	**4.0%**	**72,455**	**3.3%**

Securities

Total securities were R$ 249,332 million in September 2020, a 17.0% rise in twelve months, with good figures across all lines. In three months, total securities contracted by 1.1%, mainly due to the decrease balance of public securities and financial instruments.

SECURITIES *(R$ million)*	Sep-20	Sep-19	Var. 12M	Jun-20	Var. 3M
Public securities	179,479	165,719	8.3%	180,512	-0.6%
Private securities	34,778	29,637	17.3%	33,052	5.2%
Financial instruments	35,075	17,812	96.9%	38,621	-9.2%
Total	**249,332**	**213,169**	**17.0%**	**252,185**	**-1.1%**

Loan Portfolio

The loan portfolio totaled R$ 397,385 million at the end of September 2020, which is 19.8% higher than the same period a year ago (or up by 16.9% excluding the exchange rate fluctuation effect). All segments achieved growth, especially corporate, individuals and SMEs segments, which grew 33.5%, 11.6% and 40.5%, respectively. In three months, the loan portfolio expanded by 3.8% (or a 3.5% rise disregarding the exchange rate fluctuation), largely driven by individuals and SMEs. It should be noted that we continued to support the SME segment, leading the amount of credit granted through government programs during the quarter to hit R$ 9,943 million.

The deferred loan portfolio was R$ 46.7 billion at the end of 3Q20, of which R$ 3.2 billion has already been amortized when compared to the 2Q20 amount. The portfolio reached more than 50% in collaterals from individuals.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activity related assets and guarantees, came to R$ 491,319 million at the end of the quarter, up by 20.2% in twelve months (or an increase of 17.9% if we disregard the exchange rate fluctuation). In three months, the portfolio rose by 5.3%.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 36,830 million at the end of September 2020, an expansion of 8.3% over the balance of R$ 34,011 million in September 2019 and a reduction of 14.5% from a quarter earlier.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Sep-20	Sep-19	Var. 12M	Jun-20	Var. 3M
Individuals	165,044	147,876	11.6%	157,002	5.1%
Consumer Finance	57,971	55,133	5.1%	56,732	2.2%
SMEs	53,335	37,963	40.5%	46,556	14.6%
Corporate	121,034	90,629	33.5%	122,587	-1.3%
Total portfolio	**397,385**	**331,601**	**19.8%**	**382,877**	**3.8%**
Other credit related transactions[1]	93,935	77,085	21.9%	83,872	12.0%
Total expanded credit portfolio	**491,319**	**408,686**	**20.2%**	**466,749**	**5.3%**

[1] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees

Compared to June 2020, the loan book expansion was mainly due to growth of 5.1% in the balance of loans to individuals and 14.6% in SMEs loans. On the other hand, the corporate portfolio contracted 1.3% (or a 2.1% decline excluding the effect of exchange rate fluctuation).

Variation of loan portfolio
R$ million


382,877
8,042
1,240
6,779
(1,553)
397,385
Jun-20
Individuals
Consumer Finance
SMEs
Corporate
Sep-20

At the end of September 2020, the portfolio of loans to individuals accounted for 41.5% of the total loan book, a 3.1 p.p. loss in share relative to the same period last year. In addition, consumer finance also saw its share decrease by 2.0 p.p. to 14.6% of the total loan portfolio. On the other hand, both the corporate and SMEs segments increased their shares in the total loan book balance to 30.5% and 13.4%, respectively.


Breakdown of the loan portfolio
R$ million
Sep-20
41.5%
14.6%
13.4%
30.5%
397,385
Sep-19
44.6%
16.6%
11.4%
27.3%
331,601
Individuals
Consumer Finance
SMEs
Corporate

Loans to Individuals

Loans to individuals amounted to R$ 165,044 million in September 2020, a 11.6% rise in twelve months (or R$ 17,167 million), mostly influenced by mortgage and payroll loans. It is worth noting that 68% of the total loan balance in the Individuals segment was collateralized (including payroll loans), corroborating the quality of our loan book. In three months, the loan book expanded by 5.1%, fueled by the credit card and mortgage loan balances.

The payroll loan portfolio totaled R$ 46,783 million at the end of the quarter, advancing 15.3% relative to the same period last year and 2.9% from the previous quarter. We underline the strategic role of this product, both in terms of cross-selling as well as customer loyalty.

The mortgage loan portfolio balance came to R$ 40,897 million in the first nine months of the year, growing 15.2% in twelve months and 6.6% in three months. We continued to see a strong volume of originations in this product as a result of promotional activities conducted through campaigns, partnerships and offers, in addition to the improvement of its digital journey.

The credit card portfolio volume stood at R$ 32,297 million, virtually stable from the same period a year ago (-0.1%), while in the quarterly comparison it registered an expansion of 10.5%. This performance demonstrates a gradual recovery in consumption by our active customer base, particularly account holders, who have higher credit quality, allied to an increase in turnover levels in the quarter.


Individuals
R$ billion
11.6%
5.1%
147.9
155.3
157.3
157.0
165.0
2.5
6.2
32.3
30.8
35.5
40.6
2.8
6.9
34.9
31.0
37.2
42.4
3.1
7.2
31.8
33.1
37.7
44.4
3.2
6.9
29.2
33.9
38.4
45.5
3.4
7.5
32.3
34.2
40.9
46.8
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Payroll Loans
Mortgages
Personal Loans / Others
Credit Card
Agricultural Loans
Leasing / Vehicles

Consumer Finance

The consumer finance portfolio, which originates outside the branch network, totaled R$ 57,971 million at the end of September 2020, growing 5.1% in twelve months (or R$ 2,839 million) and 2.2% in three months. Of this total portfolio, R$ 49,603 million refers to vehicle financing for individuals, which represents an increase of 7.8% over twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branch network, amounted to R$ 53,013 million, advancing 9.3% in twelve months and 2.1% in three months.


Consumer Finance
R$ billion
5.1%
2.2%
55.1
58.2
59.1
56.7
58.0
12%
13%
12%
11%
11%
88%
87%
88%
89%
89%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Individuals
Corporate & SMEs


Loan portfolio composition | 3Q20
Vehicles
Others
10%
90%

Corporate & SMEs Loans

The corporate & SMEs loan portfolio came to R$ 174,370 million in September 2020, a significant rise of 35.6% over September 2019 (or R$ 45,778 million). In three months, this portfolio rose by 3.1%.

The corporate loan portfolio stood at R$ 121,034 million, expanding by 33.5% in twelve months (or up by 23.9% disregarding the exchange rate fluctuation effect), reflecting companies' move to strengthen their cash position this year, in view of the current backdrop. In three months, the portfolio fell 1.3%.

The SMEs loan portfolio totaled R$ 53,335 million, representing growth of 40.5% in twelve months and 14.6% in three months.


Corporate & SME
R$ billion
35.6%
3.1%
128.6
138.5
162.1
169.1
174.4
90.6
98.0
118.0
122.6
121.0
38.0
40.5
44.1
46.6
53.3
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
SMEs
Corporate

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT *(R$ million)*	Sep-20	Sep-19	Var. 12M	Jun-20	Var. 3M
Individuals					
Leasing / Auto Loans[1]	3,410	2,484	37.3%	3,225	5.7%
Credit Card	32,297	32,320	-0.1%	29,240	10.5%
Payroll Loans	46,783	40,593	15.3%	45,451	2.9%
Mortgages	40,897	35,490	15.2%	38,373	6.6%
Agricultural Loans	7,474	6,234	19.9%	6,853	9.1%
Personal Loans / Others	34,183	30,756	11.1%	33,859	1.0%
Total Individuals	**165,044**	**147,876**	**11.6%**	**157,002**	**5.1%**
Consumer Finance	**57,971**	**55,133**	**5.1%**	**56,732**	**2.2%**
Corporate and SMEs					
Leasing / Auto Loans	4,071	3,644	11.7%	4,007	1.6%
Real Estate	1,982	2,737	-27.6%	2,369	-16.4%
Trade Finance	37,758	35,502	6.4%	41,840	-9.8%
On-lending	11,136	7,926	40.5%	10,662	4.4%
Agricultural Loans	5,907	4,510	31.0%	5,923	-0.3%
Working capital / Others	113,516	74,274	52.8%	104,343	8.8%
Total Corporate and SMEs	**174,370**	**128,592**	**35.6%**	**169,143**	**3.1%**
Total Credit	**397,385**	**331,601**	**19.8%**	**382,877**	**3.8%**
Other Credit Risk Transactions with customers[2]	93,935	77,085	21.9%	83,872	12.0%
Total Expanded Credit Portfolio	**491,319**	**408,686**	**20.2%**	**466,749**	**5.3%**

[1] Including consumer finance, the auto loan portfolio for individuals totaled R$ 53,013 million in Sep-20, R$ 51,930 million in Jun-20 and R$ 48,516 million in Sep-19.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses was R$ 25,001 million at the end of September 2020, an expansion of 37.1% in comparison with the same period a year ago, primarily attributed to the extraordinary provision of R$ 3.2 billion booked in 2Q20. In three months, this balance decreased by 1.6%.

The coverage ratio hit 307% in September 2020, up by 125.8 p.p. in twelve months and 34.5 p.p. in relative to June 2020, reflecting our healthy provisioning levels.


Coverage
(over 90 days)
181%
209%
194%
272%
307%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

Renegotiated Loan Portfolio

Loan renegotiations amounted to R$ 22,912 million at the end of September 2020, climbing 46.0% in twelve months and 8.2% in three months. This performance is mostly explained by the macroeconomic deterioration in recent months. However, we highlight the quality of our product mix and customer profile. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In September 2020, the coverage ratio of the renegotiated loan portfolio reached 43.9%.


Renegotiated Portfolio (R$ million)
48.9%
50.8%
50.1%
45.9%
43.9%
15,696
7,672
16,292
8,283
17,098
8,565
21,182
9,717
22,912
10,054
3Q19
4Q19
1Q20
2Q20
3Q20
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage


Credit Portfolio by Risk Level
10%
7%
9%
35%
39%
9%
7%
9%
34%
40%
8%
7%
10%
32%
43%
9%
7%
10%
34%
41%
8%
6%
9%
33%
43%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
AA
A
B
C
D-H

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, with the aim of protecting our capital and ensuring the profitability of our business.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our customer and product classification, centered around our retail and wholesale segment.

At the end of September 2020, portfolios rated "AA" and "A" accounted for 76% of our total loan book.

NPL Formation

NPL formation hit R$ 3,938 million in September 2020, a decrease of 4.0% in twelve months, largely due to the reduction in our portfolio balance of delinquent loans (over 90 days). In three months, NPL formation declined by 25.7%.

The ratio between NPL formation and the loan portfolio reached 1.0%, falling 0.3 p.p. on an annual basis and 0.4 p.p. in the quarterly comparison.


NPL Formation
1.3%
1.2%
1.4%
1.4%
1.0%
1.2%
1.0%
1.2%
0.3%
0.6%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
NPL Formation / Loan portfolio
NPL Formation w/o renegotiated portfolio / Loan portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio stood at 2.1% in September 2020, declining 0.9 p.p. in twelve months and 0.3% in three months. Improvements in indicators were observed both in individuals as well as in the corporate and SMEs segments, reflecting in part the loan payment deferrals offered to our customers in 2Q20, coupled with the change in the portfolio product mix towards lower-risk items. We should also note that we remain focused on preventive risk management and the continuous enhancement of our mathematical models, which in turn support the quality of our indicators.

Delinquency among individual customers hit 3.0% in September 2020, dropping 1.1 p.p. in twelve months and 0.5 p.p. in three months.

Delinquency among corporate and SMEs customers was 0.9%, falling 0.6 p.p. in twelve months and 0.3 p.p. in three months.


NPL[1]
(Over 90)
4.1%
4.0%
4.0%
3.5%
Individuals
3.0%
3.0%
2.9%
3.0%
2.4%
Total
2.1%
1.5%
1.3%
1.6%
Corporate +SME
1.2%
0.9%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP)


NPL[2]
(15 a 90)
5.7%
5.2%
6.0%
Individuals
4.2%
4.6%
4.1%
3.9%
4.1%
Total
2.7%
3.1%
1.7%
1.9%
1.6%
Corporate +SME
1.1%
1.2%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

Delinquency Ratio 15-to-90-day

The 15-to-90 day delinquency ratio reached 3.1% in September 2020, down by 1.0 p.p. from the same period last year and a slight rise of 0.4 p.p. in the quarter.

In the individuals segment, this ratio stood at 4.6%, a 1.1 p.p. decline in twelve months and a 0.4 p.p. increase in three months.

In the corporate and SMEs segments, the ratio came to 1.2%, falling 0.5 p.p. in twelve months and climbing 0.1 p.p. from June 2020.

Funding

FUNDING (R$ million)	Sep-20	Sep-19	Var. 12M	Jun-20	Var. 3M
Demand deposits	43,414	22,191	95.6%	39,497	9.9%
Saving deposits	59,443	47,341	25.6%	55,756	6.6%
Time deposits	275,249	185,361	48.5%	256,866	7.2%
Financial Bills	17,915	34,649	-48.3%	22,443	-20.2%
Others[1]	55,037	53,216	3.4%	57,734	-4.7%
Funding from clients	**451,058**	**342,758**	**31.6%**	**432,294**	**4.3%**

[1] Including Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG") and Certificates of Structured Operations (COE).

Customer funding totaled R$ 451,058 million at the end of September 2020, up by 31.6% over the same period last year, largely explained by the increase in time, demand and savings deposits, given the shift in investor assets toward more stable instruments. In three months, total customer funding grew 4.3%, primarily reflecting the rise in time deposits.

Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Sep-20	Sep-19	Var. 12M	Jun-20	Var. 3M
Funding from customers (A)	**451,058**	**342,758**	**31.6%**	**432,294**	**4.3%**
(-) Reserve Requirements	(56,379)	(71,290)	-20.9%	(57,132)	-1.3%
Funding Net of Reserve Requirements	**394,679**	**271,467**	**45.4%**	**375,163**	**5.2%**
Borrowing and Onlendings	12,399	12,314	0.7%	12,121	2.3%
Subordinated Debts	14,474	10,686	35.5%	13,822	4.7%
Offshore Funding	65,164	60,480	7.7%	64,241	1.4%
Total Funding (B)	**486,715**	**354,947**	**37.1%**	**465,347**	**4.6%**
Assets under management[1]	380,899	341,394	11.6%	363,862	4.7%
Total Funding and Asset under management	**867,614**	**696,341**	**24.6%**	**829,209**	**4.6%**
Total Credit (C)	**397,385**	**331,601**	**19.8%**	**382,877**	**3.8%**
C / B (%)	**81.6%**	**93.4%**		**82.3%**	
C / A (%)	**88.1%**	**96.7%**		**88.6%**	

[1] According to ANBIMA criteria

The loan portfolio to customer funding ratio reached 88.1% at the end of September 2020, a 8.6 p.p. drop in twelve months and a 0.5 p.p. reduction in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding came to 81.6% in September 2020, falling 11.8 p.p. in twelve months and 0.6 p.p. in three months, mostly attributed to higher funding in both periods.


Evolution of funding
R$ billion
96.7%
99.5%
98.2%
88.6%
88.1%
342.8
353.7
385.4
432.3
451.1
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Funding from customers
Loan Portfolio/ Funding from Customers

BIS Ratio

The BIS ratio was 14.9% at the end of September 2020, down by 1.37 p.p. in twelve months. This performance is explained by the 18.6% increase in RWA over twelve months, mainly driven by the expansion of our loan portfolio and the higher balance of tax credits. The regulatory capital rose by 8.6% in the year.

In three months, the BIS ratio advanced 0.45 p.p. as a result of the 4.6% higher regulatory capital, given the increase in retained earnings in the period.

We underscore that the BIS ratio exceeds by 4.61 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement is 10,25%, with a minimum regulatory capital of 8.0% + conservation capital of 1.25% + additional CET1 for systemically important financial institutions of 1.0%. Tier I Capital reached 8.25% and CET1 stood at 6.75%.


BIS Ratio
16.2%
15.0%
13.8%
14.4%
14.9%
14.0%
12.9%
11.4%
11.9%
12.3%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
BIS
CET1

OWN RESOURCES AND BIS ***(R$ million)***	**Sep-20**	**Sep-19**	**Var. 12M**	**Jun-20**	**Var. 3M**
Tier I Regulatory Capital	76,235	71,536	6.6%	72,862	4.6%
CET1	68,983	66,181	4.2%	65,946	4.6%
Additional Tier I	7,253	5,354	35.5%	6,917	4.9%
Tier II Regulatory Capital	7,221	5,331	35.5%	6,906	4.6%
Adjusted Regulatory Capital (Tier I and II)	**83,457**	**76,867**	**8.6%**	**79,768**	**4.6%**
Risk Weighted Assets (RWA)	**561,563**	**473,443**	**18.6%**	**553,687**	**1.4%**
Credit Risk Capital requirement	485,856	398,412	21.9%	483,358	0.5%
Market Risk Capital requirement	18,289	27,066	-32.4%	20,208	-9.5%
Operational Risk Capital requirement	57,419	47,965	19.7%	50,121	14.6%
Basel Ratio	**14.86%**	**16.24%**	**-1.37 p.p.**	**14.41%**	**0.45 p.p.**
Tier I	**13.58%**	**15.11%**	**-1.53 p.p.**	**13.16%**	**0.42 p.p.**
CET1	12.28%	13.98%	-1.69 p.p.	11.91%	0.37 p.p.
Tier II	**1.29%**	**1.13%**	**0.16 p.p.**	**1.25%**	**0.04 p.p.**

Our shares

Santander Brasil has a free float of 9.86% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- Five of our nine Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,188	90.19%	3,277,525	89.07%	6,721,713	89.64%
Treasury Shares	18,838	0.49%	18,838	0.51%	37,676	0.50%
Free Float	355,669	9.31%	383,473	10.42%	739,142	9.86%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of September 30th, 2020
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

***Free Float* (*Sep-20*)**


28.5%
30.4%
41.1%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100


Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on September 30th, 2016 would have increased in value to R$ 157.18 on September 30th, 2020, with reinvestments of the dividend and interest on capital payments.

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

Our Shares

Indicators

Earnings (annualized) per Unit[1] (R$)


3.87
4.15
4.16
9M19
6M19
9M20

Unit closing price[2] (R$)


45.33
28.02
27.96
Sep-19
Jun-20
Sep-20

Market capitalization[3] (R$ billion)


169.24
104.53
104.30
Sep-19
Jun-20
Sep-20

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)


2.09
2.60
2.53
Sep-19
Jun-20
Sep-20

Book Value per Unit[4] (R$)


19.28
19.42
20.06
Sep-19
Jun-20
Sep-20

Unit price[2] per annualized Earnings


11.73
6.74
6.71
9M19
6M19
9M20

[1] Considers the number of Units disregarding treasury shares at the end of the period.
[2] Closing price at the end of the period, not adjusted for ordinary cash dividends.
[3] Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
[4] Book Value excludes goodwill.

Earnings Distribution

In the first nine months of 2020, Santander Brasil distributed R$ 1,660 million as Interest on Capital ("IoC"), of which R$ 890 million started to be paid on June 26th, 2020 and R$ 770 million started to be paid on September 25th, 2020.

We highlight that the earnings distribution was impacted by Brazilian Central Bank Resolution No. 4,820, issued on May 29th, 2020, which, among other restrictions, limited the payment of interest on capital and dividends to the mandatory minimum established in the Company's Bylaws, or the mandatory minimum established by law (25% of net profit).

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

Ratings	Global Scale				National Scale	
	Local Currency		Foreign Currency		National	
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor's[1] (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+
Moody's[2] (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

[1] Last update on August 18th, 2020.
[2] Last update on September 15th, 2020.

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL *RESULTS RECONCILIATION* *(R$ million)*	**9M20**	**Reclassifications**					**9M20**		**9M20**
	Accounting	**Exchange Hedge[1]**	**Credit Recovery[2]**	**Amort. of goodwill[3]**	**Profit Sharing**	**Other events[4]**	**Managerial**	**Extraordinary provision expense**	**Managerial w/o extraordinary provision**
Net Interest Income	**20,445**	**18,291**	**(635)**	**-**	**-**	**606**	**38,707**	**-**	**38,707**
Allowance for Loan Losses	(13,501)	-	618	-	-	9	(12,874)	3,200	(9,674)
Net Interest Income after Loan Losses	**6,944**	**18,291**	**(17)**	**-**	**-**	**615**	**25,833**	**3,200**	**29,033**
Fees	13,331	-	-	-	-	-	13,331	-	13,331
General Expenses	(14,764)	-	-	326	(1,421)	-	(15,858)	-	(15,858)
Personnel Expenses	(5,420)	-	-	-	(1,421)	-	(6,841)	-	(6,841)
Administrative Expenses	(9,343)	-	-	326	-	-	(9,017)	-	(9,017)
Tax Expenses	(2,291)	(772)	-	-	-	-	(3,063)	-	(3,063)
Investments in Affiliates and Subsidiaries	25	-	-	-	-	-	25	-	25
Other Operating Income/Expenses	(5,018)	-	17	-	-	(515)	(5,516)	-	(5,516)
Operating Income	**(1,773)**	**17,519**	**-**	**326**	**(1,421)**	**100**	**14,752**	**3,200**	**17,952**
Non Operating Income	252	-	-	-	-	(169)	84	-	84
Net Profit before Tax	**(1,520)**	**17,519**	**-**	**326**	**(1,421)**	**(69)**	**14,836**	**3,200**	**18,036**
Income Tax and Social Contribution	12,653	(17,519)	-	-	-	22	(4,844)	(1,440)	(6,284)
Profit Sharing	(1,421)	-	-	-	1,421	-	-	-	-
Minority Interest	(101)	-	-	-	-	-	(101)	-	(101)
Net Profit	**9,611**	**0**	**-**	**326**	**-**	**(46)**	**9,891**	**1,760**	**11,651**

ACCOUNTING AND MANAGERIAL *RESULTS RECONCILIATION* *(R$ million)*	**9M19**	**Reclassifications**					**9M19**
	Accounting	**Exchange Hedge[1]**	**Credit Recovery[2]**	**Amort. of goodwill[3]**	**Profit Sharing**	**Other events[4]**	**Managerial**
Net Interest Income	**33,268**	**2,469**	**(733)**	**-**	**-**	**324**	**35,328**
Allowance for Loan Losses	(9,697)	-	769	-	-	(189)	(9,116)
Net Interest Income after Loan Losses	**23,571**	**2,469**	**36**	**-**	**-**	**136**	**26,212**
Fees	13,882	-	-	-	-	-	13,882
General Expenses	(14,440)	-	-	274	(1,395)	-	(15,561)
Personnel Expenses	(5,652)	-	-	-	(1,395)	-	(7,047)
Administrative Expenses	(8,788)	-	-	274	-	-	(8,513)
Tax Expenses	(3,219)	(57)	-	-	-	196	(3,081)
Investments in Affiliates and Subsidiaries	35	-	-	-	-	-	35
Other Operating Income/Expenses	(5,562)	-	(36)	-	-	(136)	(5,734)
Operating Income	**14,267**	**2,412**	**0**	**274**	**(1,395)**	**196**	**15,754**
Non Operating Income	(93)	-	-	-	-	-	(93)
Net Profit before Tax	**14,175**	**2,412**	**-**	**274**	**(1,395)**	**196**	**15,661**
Income Tax and Social Contribution	(2,077)	(2,412)	-	-	-	(78)	(4,568)
Profit Sharing	(1,395)	-	-	-	1,395	-	-
Minority Interest	(269)	-	-	-	-	-	(269)
Net Profit	**10,433**	**-**	**-**	**274**	**-**	**117**	**10,824**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	9M20	Reclassifications					9M20		9M20
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial	Extraordinary provision expense	Managerial w/o extraordinary provision
Net Interest Income	**20,445**	**18,291**	**(635)**	**-**	**-**	**606**	**38,707**	**-**	**38,707**
Allowance for Loan Losses	(13,501)	-	618	-	-	9	(12,874)	3,200	(9,674)
Net Interest Income after Loan Losses	**6,944**	**18,291**	**(17)**	**-**	**-**	**615**	**25,833**	**3,200**	**29,033**
Fees	13,331	-	-	-	-	-	13,331	-	13,331
General Expenses	(14,764)	-	-	326	(1,421)	-	(15,858)	-	(15,858)
Personnel Expenses	(5,420)	-	-	-	(1,421)	-	(6,841)	-	(6,841)
Administrative Expenses	(9,343)	-	-	326	-	-	(9,017)	-	(9,017)
Tax Expenses	(2,291)	(772)	-	-	-	-	(3,063)	-	(3,063)
Investments in Affiliates and Subsidiaries	25	-	-	-	-	-	25	-	25
Other Operating Income/Expenses	(5,018)	-	17	-	-	(515)	(5,516)	-	(5,516)
Operating Income	**(1,773)**	**17,519**	**-**	**326**	**(1,421)**	**100**	**14,752**	**3,200**	**17,952**
Non Operating Income	252	-	-	-	-	(169)	84	-	84
Net Profit before Tax	**(1,520)**	**17,519**	**-**	**326**	**(1,421)**	**(69)**	**14,836**	**3,200**	**18,036**
Income Tax and Social Contribution	12,653	(17,519)	-	-	-	22	(4,844)	(1,440)	(6,284)
Profit Sharing	(1,421)	-	-	-	1,421	-	-	-	-
Minority Interest	(101)	-	-	-	-	-	(101)	-	(101)
Net Profit	**9,611**	**0**	**-**	**326**	**-**	**(46)**	**9,891**	**1,760**	**11,651**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	3Q20	Reclassifications					3Q20
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**10,428**	**2,138**	**(226)**	**-**	**-**	**92**	**12,432**
Allowance for Loan Losses	(3,139)	-	231	-	-	(9)	(2,916)
Net Interest Income after Loan Losses	**7,290**	**2,138**	**5**	**-**	**-**	**83**	**9,516**
Fees	4,746	-	-	-	-	-	4,746
General Expenses	(5,008)	-	-	91	(458)	-	(5,375)
Personnel Expenses	(1,798)	-	-	-	(458)	-	(2,256)
Administrative Expenses	(3,210)	-	-	91	-	-	(3,119)
Tax Expenses	(996)	(66)	-	-	-	-	(1,062)
Investments in Affiliates and Subsidiaries	15	-	-	-	-	-	15
Other Operating Income/Expenses	(1,353)	-	(5)	-	-	(83)	(1,441)
Operating Income	**4,694**	**2,072**	**(0)**	**91**	**(458)**	**-**	**6,399**
Non Operating Income	16	-	-	-	-	-	16
Net Profit before Tax	**4,710**	**2,072**	**-**	**91**	**(458)**	**-**	**6,415**
Income Tax and Social Contribution	(413)	(2,072)	-	-	-	-	(2,484)

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment results in exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exchange exposure arising from investments abroad (branches and subsidiaries).

[2] **Credit Recovery:**

Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted.

Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided.

[3] **Amortization of Goodwill:** reversal of goodwill amortization expense.

[4] **Other events:**

2019

1Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.

2Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.

Tax expenses: effect of a non-recurring tax expense related to Santander Leasing.

3Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities (R$ 64MM).

Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments (R$ 136MM).

2020

1Q20: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.

Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.

Other Operating Income and Expenses: extraordinary expense of R$ 100MM for donations and support to our customers and society due to COVID-19.

2Q20: Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.

Allowance for Loan Losses: booking of an additional loan loss allowance based on scenario analysis.

3Q20: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.

Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.

Information by Business Units

Cards

Turnover[1]
(R$ billion)


58.4
18.3
40.1
66.6
22.3
44.3
57.4
19.2
38.2
47.3
15.6
31.7
61.7
21.2
40.6
3Q19
4Q19
1Q20
2Q20
3Q20
Credit
Debit

Transactions
(million)


700.8
323.5
377.3
708.4
322.7
385.7
617.4
292.1
325.3
541.1
266.7
274.4
677.7
347.2
330.5
3Q19
4Q19
1Q20
2Q20
3Q20
Credit
Debit

Getnet

Turnover
(R$ billion)


51.9
19.9
32.0
61.1
24.6
36.5
59.2
22.5
36.7
52.5
18.4
34.1
68.7
26.7
42.0
3Q19
4Q19
1Q20
2Q20
3Q20
Credit
Debit

Transactions
(million)


632.7
353.7
279.0
730.0
418.2
311.8
683.4
375.4
308.0
538.4
289.1
249.4
692.9
392.1
300.8
3Q19
4Q19
1Q20
2Q20
3Q20
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)


38.2
7%
93%
40.7
6%
94%
42.9
5%
95%
3Q19
2Q20
3Q20
Individuals
Corporate & SMEs

Distribution Channels[2]


13%
25%
9%
53%
Brokers
Transfers to Homebuilders
Branches
Digital

Loan to Value[3]


63%
49%
68%
51%
65%
51%
3Q19
2Q20
3Q20
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)


48.5
51.2
52.9
51.9
53.0
2.5
2.8
3.1
3.2
3.4
46.0
48.3
49.7
48.7
49.6
3Q19
4Q19
1Q20
2Q20
3Q20
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)


1,762
2,202
1,675
2,509
1,728
3Q19
4Q19
1Q20
2Q20
3Q20

Market Share

Loan Portfolio[2]

Total


9.8%
10.6%
10.4%
Aug-19
Jun-20
Aug-20

Deposits[3]

Total


11.2%
12.2%
12.3%
ago/19
jun/20
ago/20

Getnet[4]

Total turnover


10.8%
12.5%
13.1%
2Q19
1Q20
2Q20

Payroll Loans[2]

Loans


10.9%
11.4%
11.4%
Aug-19
Jun-20
Aug-20

SMEs[2]

Loans


8.4%
9.4%
8.7%
Aug-19
Jun-20
Aug-20

Vehicles[2]

Loans


22.6%
21.8%
21.7%
Aug-19
Jun-20
Aug-20

[1] Vehicle portfolio for Individuals and Companies. Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG"). [4] ABECS – "Monitor Bandeiras", new criteria.

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Investor Relations (Brazil)
Av. Juscelino Kubitschek, 2,235, 26th floor
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br

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